Exhibit 4.7

Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of 22 April, 2023 (this “Agreement”), is made by and between Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), and Jayesh “Jay” Chandan (“Executive”), an individual.

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to employ Executive and Executive wishes to continue to be employed with the Company on the basis set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree as follows:

1. Employment. The Company hereby offers, and Executive hereby accepts, continued employment, effective as of July 14, 2022 (the “Effective Date”).

2. Term. Executive’s employment hereunder shall be terminable by the Company or Executive at any time by giving the other party not less than the minimum period of notice required by Section 86 Employment Rights Act 1996. The term of Executive’s employment with the Company is hereafter referred to as the “Employment Term.”

3. Capacity and Performance.

(a) Reporting Line. During the Employment Term, Executive shall serve as the Chief Executive Officer and Chairman of the Company and will report to the Company’s Board of Directors (the “Board”).

(b) Duties. Executive shall perform all duties and have all powers customarily incident to Executive’s office. Executive will be responsible for: (i) working with the Board and C-Suite executive officers of the Company Group to develop the strategy for the Company Group’s future growth; (ii) working with C-Suite executive officers of the Company Group to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, and communicating regularly internally as well as to the market regarding the pursuit of such strategic initiatives; (iii) developing and maintaining the Company Group’s relationships with future strategic partners whose capital, influence and knowledge could add significantly to the Company Group’s value and its share price; (iv) conducting communications with shareholders and analysts on the Company Group’s performance, ensuring that major shareholders have the opportunity for regular dialogue with the Company Group on issues of concern to them and, in particular, that any changes in policy or strategy are effectively articulated; and (v) providing leadership to the Company Group’s employees by establishing and maintaining measures which attract, retain and motivate suitable employees and which promote and reward their successful development of skills and attributes to contribute to the Company Group’s success. Executive shall render to the Board, as requested, an account of all his or her work and of the state of the operations of the Company Group, and shall perform such other duties and may exercise such other powers as may be reasonably assigned by the Board from time to time. Executive shall: (1) act as a director of the Company and carry out duties on behalf of any other member of the Company Group if so required; (2) comply with the articles of association (as amended from time to time) of the Company Group; (3) abide by any statutory, fiduciary or common-law duties incident to Executive’s office and/or employment; (4) comply with all applicable laws, regulations, codes and sanctions regarding anti-bribery and anti-corruption including but not limited to the Bribery Act 20210; and (5) comply with all reasonable and lawful directions given to Executive by the Board. Executive’s normal place of work is his or her home office or such other place as the Company may reasonably require for the proper performance of Executive’s duties. Executive shall ensure that he or she takes all necessary steps to ensure that his or her home office is a safe working environment and shall, upon reasonable, notice permit access for inspection by the Company. Executive shall also maintain such insurance relating to his or her office and the protection of Company property and Confidential Information as may be specified by the Company.

(c) Full-Time Engagement. During the Employment Term, Executive shall devote his or her full business time and his or her best efforts, business judgment, skill, and knowledge to the advancement of the business and interests of the Company Group and to the discharge of his or her duties and responsibilities hereunder. Executive shall not engage in any other business activity, other than personal investing, or serve in any industry, trade, professional, governmental position during the Employment Term. Notwithstanding the foregoing, Executive may serve in an academic position or serve on civic, trade association and charitable boards, so long as these activities do not interfere with Executive’s performance of his or her duties and responsibilities under this Agreement. Executive’s normal working days and hours shall be as necessary for the proper performance of the duties between Monday – Sunday. Executive agrees to travel on business for the Company Group (both within the United Kingdom (“UK”) and abroad) as may be required for the proper performance of the duties hereunder. It is not expected that Executive will be required to work outside the UK for any period of more than one (1) month. Executive and the Company each agree that the nature of Executive’s position is such that his or her working time cannot be measured and, accordingly the appointment falls within the scope of regulation 20 of the Working Time Regulations 1998.

4. Compensation and Benefits. As compensation for all services Executive performs during the Employment Term, and subject to performance of Executive’s duties and of the obligations of Executive to the Company Group pursuant to this Agreement or otherwise, Executive will be entitled to the following compensation and benefits:

(a) Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the rate of £450,000.00 (Four-Hundred Fifty Thousand Pounds Sterling) per year (the “Base Salary”) less all deductions required by law. The Company shall pay Executive according to the Company’s standard payroll practices, as they may change from time to time and the normal monthly payroll date is on or about the last day of each calendar month. The Base Salary shall accrue from day to day and be payable in monthly installments in arrears. Notwithstanding the foregoing, the Compensation Committee of the Board (the “Compensation Committee”) shall review Executive’s Base Salary each year during the Employment Term and may adjust such amount as it may deem advisable. The Base Salary shall be prorated for any partial year of employment during the Employment Term.

(b) Equity Incentives. Executive shall be eligible to participate in the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “Plan”) on the same terms as other senior executives of the Company. Pursuant to the Plan, and subject to the Plan’s terms and conditions and approval by the Board or the Compensation Committee (as applicable), the Company will grant Executive (i) a one-time sign-on restricted share units (“RSUs”) award with a value upon grant of $3,000,000.00 (Three Million Dollars) based upon a price of $10.19 per share (rounded down to the nearest whole share) as soon as reasonably practicable in the 2023 calendar year, subject to Executive’s continuous employment through the date of grant, and (ii) an annual RSU award with a value upon grant of $2,500,000.00 (Two Million Five Hundred Thousand Dollars) based upon a price of $10.19 per share (rounded down to the nearest whole share) as soon as reasonably practicable after each anniversary of the Effective Date commencing with the first anniversary of the Effective Time in the 2023 calendar year. To be eligible to receive each annual RSU award described in clause (ii) above, Executive must be continuously employed through the date of grant and must not have given the Company notice of intention to resign or received notice from the Company of termination. If granted, both the one-time sign-on RSU award and the annual RSU awards shall be fully vested on the date of grant. If there is any conflict between the terms of this Section 4(b) and Executive’s RSU award agreement, the terms of the RSU agreement shall prevail.

(c) Vacation and Sick Leave. During the Employment Term, Executive shall be entitled to twenty-eight (28) days of paid holiday (inclusive of all UK public and statutory holidays) and, subject always to any minimum entitlement to Statutory Sick Pay in the UK (“SSP”) five (5) paid sick leave days per full calendar year (inclusive of SSP), subject to the terms and conditions set forth in the Company’s vacation/holiday and sick leave policies applicable to exempt executives, as amended from time to time.

(d) Other Leave of Absences. The Company operates statutory arrangements with regard to paternity, adoption, shared parental and parental bereavement leave.

(e) Other Benefits. During the Employment Term and subject to any contribution therefor generally required from executives of the Company, Executive shall be entitled to participate in the executive benefit plans from time to time in effect for executives of the Company generally. Such participation shall be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company may alter, modify, terminate, add to, or delete, any of its executive benefit plans at any time as the Company, in its sole judgment, determines to be appropriate. The Company will comply with the employer pension duties in accordance with Part 1 Pensions Act 2008 and will contribute the minimum level of employer pension contribution subject to Executive’s employee contributions should Executive so elect to participate in an applicable scheme.

(f) Business Expenses. The Company shall pay or reimburse Executive for all reasonable, customary and necessary business expenses incurred or paid by Executive in the performance of his or her duties and responsibilities hereunder, upon submission of receipts or proper documentation in accordance with the Company’s policies.

5. Termination of Employment.

(a) Payments upon Termination of Employment. In the event of Executive’s termination of employment for any reason (whether resulting from notice given by Executive or the Company pursuant to Section 2), the Company may at its discretion require Executive to work some or all of the applicable notice period or may terminate employment with immediate effect by making within twenty-one (21) days of notification of its intention to do so, a payment in lieu of notice of any unexpired period of notice equal to the Base Salary (at the date of termination) that Executive would have been entitled to receive during such notice period and shall also pay or provide to Executive or his or her designated beneficiary or, if no beneficiary has been designated by Executive, to his or her estate, any Final Compensation. “Final Compensation” means (A) the Base Salary earned but not paid through the date of termination, (B) pay for any vacation time earned but not used through the date of termination (calculated as 1/260th of Base Salary), (C) any business expenses incurred by Executive but un-reimbursed on the date of termination, provided that such expenses and required substantiation and documentation thereof are submitted within thirty (30) days following termination and that such expenses are reimbursable under the Company’s policies, and (D) vested benefits as required under applicable law or the terms of any applicable benefit plan, including the Plan and the applicable incentive plan. Upon payment of such amounts, the Company shall have no further obligation to Executive or Executive’s heirs (except for any severance amounts as set forth herein).

(b) Termination without Cause or Resignation for Good Reason. In the event the Employment Term is terminated by the Company without Cause, or Executive resigns for Good Reason, then the Company shall provide Executive with: (i) any Final Compensation; and (ii) severance pay in the form of a lump sum payment equal to six (6) months’ Base Salary (less any sum paid in respect of the applicable notice period referred to in Section 2 as described in Section 5(a) above) (the “Severance Pay”). Executive’s receipt of the Severance Pay is subject to (x) Executive’s written resignation from the Board and any officer positions effective within five (5) days after Executive’s employment terminates; (y) Executive’s execution and delivery of a release of claims in favor of the Company Group and their respective agents, officers, and directors, in substantially the form attached hereto as Exhibit “A” and/or such statutory settlement agreement (as that term is defined in Section 203 Employment Rights Act 2022) as may be required by the Company which shall be in full and final settlement of any and all contractual or statutory or tortious claims (including claims in equity) arising from or relating to Executive’s employment or holding of statutory office and/or termination thereof (together, the “Release”) and such Release becoming effective within twenty-one (21) days following the date of termination (such twenty- one (21)-day period, the “Release Execution Period”); and (z) Executive’s compliance with the covenants and obligations contained in this Agreement. The Severance Pay will be made on the seventh (7th) day after any revocation period in the Release has expired and the payment shall include all payments that would have occurred had the Release become effective on the date Executive’s employment terminated.

(c) Cause. The term “Cause” means (i) Executive’s gross and willful misconduct in connection with the performance of his or her duties and responsibilities; (ii) Executive’s commission of fraud or embezzlement in connection with his or her duties hereunder; (iii) Executive’s material misrepresentation or a material act of dishonesty in connection with his or her duties hereunder; (iv) Executive’s conviction of, or a plea of guilty or nolo contendere to, (A) a felony or arrestable offence, (B) a misdemeanor or other offence involving moral turpitude, deceit, dishonesty, or fraud, or (C) any other criminal charge (other than minor traffic violations) that has, or could be reasonably expected to have, a material adverse impact on the performance of Executive’s duties to the Company or any other member of the Company Group; (v) Executive’s willful and repeated refusal or failure to follow specific, lawful, and reasonable written directions of the Board that are consistent with his or her position and this Agreement; (vi) Executive’s breach of Executive’s fiduciary duties to the Company or any other member of the Company Group, or disqualification from acting as a director, or resignation as a director of the Company or any affiliate without the prior written approval of the Board; or (vii) the Company’s reasonable determination that Executive has engaged in (w) unlawful discriminatory harassment of an employee, (x) unlawful retaliation against an employee for exercising rights protected under applicable law, (y) unlawful surveillance of an employee or unlawful violation of an employee’s privacy rights, or (z) conduct violating applicable law or the policies of the Company Group with respect to protection of workers in the workplace; (viii) a material breach of this Agreement that causes material damage to the Company; (ix) Executive is declared bankrupt or makes any arrangement with, or for the benefit of, his or her creditors or has a county court administration order made against Executive under the County Court Act 1984; or (x) Executive ceases to be eligible to work in the UK.

(d) Notice and Cure of Cause Condition. Except for a failure, breach, or refusal which, by its nature, is not reasonably susceptible of cure, Executive shall have thirty (30) calendar days from the delivery of written notice by the Company, which notice shall describe in reasonable detail the conduct alleged to constitute Cause, within which to cure any acts constituting Cause. The Company may place Executive on paid leave for up to forty (40) days while it is determining whether there is a basis to terminate Executive’s employment for Cause. Executive shall continue to be entitled to all compensation and benefits during any such paid leave. Any such action by the Company will not constitute Good Reason.

(e) Good Reason. The term “Good Reason” means, without Executive’s prior written consent, (i) a material breach by the Company of any provision of this Agreement; (ii) a material reduction of Executive’s Base Salary, excluding a reduction of not more than ten percent (10%) generally affecting senior executives of the Company; (iii) material diminution in Executive’s title, position, duties, responsibilities or compensation or benefits, excluding for this purpose (x) an isolated, insubstantial and inadvertent action not taken in bad faith or any other action which is remedied by the Company promptly after receipt of notice thereof given by Executive or (y) a reduction in duties, title, authority or responsibilities solely by virtue of the Company being acquired and made part of a larger entity; or (iv) the Company’s relocation of Executive’s work location more than fifty (50) miles from Executive’s primary work location determined as of the Effective Date (provided, however, that a relocation by Executive of his or her home office to more than fifty (50) miles from Executive’s home office on the Effective Date shall not give rise to Good Reason).

(f) Notice and Cure of Good Reason Condition. In order to resign for Good Reason, Executive must give the Company written notice of the Good Reason condition within ninety (90) days of when Executive becomes aware of the Good Reason condition, allow the Company thirty (30) days to cure the Good Reason condition, and, if the Company fails to cure, resign within forty-five (45) days after giving the Company written notice of the Good Reason condition.

(g) Garden Leave. Following service of notice to terminate the employment by either party, or if Executive purports to terminate in breach of contract, the Company may by written notice place Executive on garden leave for the whole or part of the remainder of the employment. During any period of garden leave:

(i) the Company shall be under no obligation to provide any work to Executive and may revoke any powers Executive holds;

(ii) the Company may require Executive to carry out alternative duties or to only perform such specific duties as are expressly assigned to Executive, at such location (including Executive’s home) as the Company may decide;

(iii) Executive shall continue to receive the Base Salary and all contractual benefits in the usual way and subject to the terms of any benefit arrangement;

(iv) Executive shall remain the Company’s employee and bound by the terms of this agreement (including any implied duties of good faith and fidelity);

(v) Executive shall ensure that the Board knows where Executive will be and how Executive can be contacted during each working day (except during any periods taken as holiday in the usual way);

(vi) the Company may exclude Executive from any of the Company Group’s premises; and

(vii) the Company may require Executive not to contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company Group.

6. Effect of Termination upon Benefits. Except for benefits required to be provided by applicable law, all benefits and entitlements to equity awards shall terminate pursuant to the terms of the applicable benefit plans based on the date of termination of Executive’s employment without regard to any continuation of Base Salary or other payment to Executive following such date of termination.

7. Confidential Information.

(a) Executive acknowledges that, during the Employment Term, Executive will have access to information about the Company and its affiliates (the “Company Group”) and that Executive’s employment with the Company shall bring Executive into close contact with confidential and proprietary information of the Company Group (“Confidential Information”). For purposes of this Agreement, “Confidential Information” means all non-public and proprietary information with commercial value in the business in which the Company Group is engaged, whether oral, written, or electronic, to which Executive is given access by the Company or is made available to Executive in connection with his or her work under this Agreement. By way of illustration but not limitation, “Confidential Information” includes: (i) inventions, confidential knowledge, any information that is considered a trade secret under the Defense of Trade Secrets Act or that falls within any applicable state trade secrets law, ideas, data, programs, works of authorship, know-how, improvements, discoveries, designs, techniques and sensitive business and/or technical information the Company Group receives from a third party under obligation to keep confidential; (ii) technical information relating to the Company Group’s existing and future products and services, including, where appropriate, manufacturing techniques and procedures, production controls, software, firmware, information, patent disclosures, patent applications, development or experimental work, formulae, engineering or test data, product specification and part lists, names of suppliers, structures, models, techniques, processes and apparatus relating to the same disclosed by the Company Group to Executive or obtained by Executive through observation or examination of information or developments; (iii) confidential marketing information (including marketing strategies, customer names and requirements and product and services, prices, margins and costs); (iv) confidential future product plans; (v) confi- dential financial information provided to Executive by the Company Group; (vi) personnel information (including employee compensation); (vii) any information which is identified as confidential by the Company Group (or its customers or third parties); and (viii) other confidential business information. Confidential Information shall not include: (w) information in the public domain not as a result of breach of any duty by Executive or any other person; (x) information published or disseminated by the Company Group without restriction to persons other than Executive; (y) information recognized as being part of Executive’s general skills, experience, and know-how; or (z) information identified in writing by the Company as not being Confidential Information.

(b) In recognition of the foregoing, Executive agrees, at all times during the Employment Term and thereafter, to hold in confidence, and not to use, except for the benefit of the Company, or to disclose to any Person without written authorization of the Company, any Confidential Information. For purposes of this Agreement, “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(c) Nothing in this Agreement shall prohibit or impede Executive from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation or any UK law (including any protected disclosure within the meaning of Section 43A of the Employment Rights Act 1996), or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that, in each case, such communications and disclosures are consistent with applicable law. Executive understands and acknowledges that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Executive understands and acknowledges further that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, under no circumstance will Executive be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company Group without prior written consent of the Board or other officer designated by the Board, unless otherwise permitted by the applicable whistleblower provisions of any law or regulation. Executive does not need the prior authorization of (or to give notice to) the Company regarding any communication, disclosure, or activity permitted by this subsection.

(d) Nothing in this Section 7 shall prevent Executive or, where applicable, the Company Group (or any of its or their officers, employees, workers or agents) from:

(A)	reporting a suspected criminal offence to the police or any law enforcement agency or co-operating with the police or any law enforcement agency regarding a criminal investigation or prosecution;

(B)	doing or saying anything that is required by HMRC or a regulator, ombudsman or supervisory authority;

(C)	whether required to or not, making a disclosure to, or co-operating with any investigation by, HMRC or a regulator, ombudsman or supervisory authority, regarding any misconduct, wrongdoing or serious breach of regulatory requirements (including giving evidence at a hearing);

(D)	complying with an order from a court or tribunal to disclose or give evidence;

(E)	disclosing information to HMRC for the purposes of establishing and paying (or recouping) tax and National Insurance liabilities arising from the employment or its termination;

(F)	disclosing information to any person who owes a duty of confidentiality (which Executive and the Company agree not to waive) in respect of information disclosed to them, including legal or tax advisers or, in Executive’s case, persons providing Executive with medical, therapeutic, counselling or support services (provided they owe Executive a duty of confidentiality which remains unwaived); or

(G)	making any other disclosure as required by law.

8. Ownership and Assignment of Intellectual Property.

(a) Executive agrees that Executive will, without additional compensation, promptly make full written disclosure to the Company, and will hold in trust for the sole right and benefit of the Company all developments, original works of authorship, inventions, concepts, know-how, improvements, trade secrets, and similar proprietary rights, whether or not patentable or registrable under copyright or similar laws, which Executive may (or have previously) solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the Employment Term, whether or not during regular working hours, provided they either (i) relate at the time of conception or reduction to practice of the invention to the business of the Company Group, or actual or demonstrably anticipated research or development of the Company Group; (ii) result from or relate to any work performed for the Company Group; or (iii) are developed through the use of equipment, supplies, or facilities of the Company Group, or any Confidential Information, or in consultation with personnel of the Company Group (collectively referred to as “Developments”). Executive further acknowledges that all Developments made by Executive (solely or jointly with others) within the scope of and during the Employment Term are to be considered made in the course of employment (to the greatest extent permitted by applicable law) for which Executive is, in part, compensated by Executive’s Base Salary, and therefore automatically belong to the Company, unless regulated otherwise by law, but that, in the event any such Development does not automatically belong to the Company, Executive hereby irrevocably assigns to the Company, or its designee, all Executive’s right, title, and interest anywhere throughout the world in and to any such Developments.

(b) Executive agrees to assist the Company, or its designee, at the Company’s expense, in every way to secure the rights of the Company in the Developments and any copyrights, patents, trademarks (including the goodwill attached thereto), service marks, database rights, domain names, mask work rights, moral rights (and waivers thereof), and other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, recordations, renewals, extensions, and all other instruments that the Company shall deem necessary in order to apply for, obtain, maintain, renew, extend, and transfer such rights and in order to assign and convey to the Company the sole and exclusive right, title, and interest in and to such Developments, and any intellectual property and other proprietary rights relating thereto. Executive further agrees that Executive’s obligation to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of the Employment Term until the expiration of the last such intellectual property right to expire in any country of the world; provided, however, that the Company shall reimburse Executive for Executive’s reasonable expenses incurred in connection with carrying out the foregoing obligation and, following termination of employment of the Employment Term, shall compensate Executive for Executive’s time incurred in connection with carrying out Executive’s obligations under this Section 8 following such termination of at an hourly rate based upon Executive’s Base Salary as of immediately prior to Executive’s termination of employment. If the Company is unable because of Executive’s mental or physical incapacity or unavailability for any other reason to secure Executive’s signature to apply for or to pursue any application for any United States, UK, European Union, or foreign patents or copyright registrations covering Developments or original works of authorship assigned to the Company as above, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact to act for and in Executive’s behalf and stead to execute and file any such applications or records and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance, renewal, extension, and transfer of patents or registrations thereon with the same legal force and effect as if originally executed by Executive. Executive hereby waives and irrevocably quitclaims to the Company any and all claims, of any nature whatsoever including in relation to moral rights, that Executive now or hereafter have, including for past, present, or future infringement of the Developments and any and all proprietary rights assigned by Executive to the Company.

9. Non-Compete. During Executive’s employment with the Company, and for a period of twelve (12) months, (less any time spent on garden leave pursuant to Section 5(g)) following termination of Executive’s employment, for any reason (collectively, the “Restricted Period”), Executive shall not, individually or jointly, directly or indirectly, (i) engage in or assist others in engaging in any business that is competitive with the Business of the Company Group anywhere in the continental United States or in Taiwan (collectively, the “Restricted Territory”); (ii) have an interest in any Person that engages directly or indirectly in the Business in the Restricted Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee, or executive; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after Executive’s employment with the Company Group) between the Company Group and customers, suppliers, or other business relations of the Company Group. Notwithstanding the foregoing, Executive may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange so long as Executive is not a controlling Person of, or a member of a group that controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person. This non-competition provision shall not apply if Executive’s employment is terminated without Cause or resigns for Good Reason. For purposes of this Agreement, “Business” means (x) Edge Computing Technologies, Technologies in or using Edge Artificial Computing, Artificial Intelligence, Intelligent Video Analytics, and OT Security Solutions and Services and (y) any other activity that competes with any other business or activity conducted or developed by the Company Group, or that the Company Group anticipates conducting or developing, as of the date of Executive’s termination of employment.

10. Non-Solicitation/Non-Dealing. During the Restricted Period, Executive will not directly or indirectly (a) solicit from any Protected Customer any business that is comparable or similar to any products or services provided by the Company Group; (b) request or advise any Protected Customer to curtail, cancel, or withdraw its business from the Company Group; (c) aid in any way any other entity in obtaining business from Protected Customer that is comparable or similar to any products or services provided by the Company Group; or (d) otherwise interfere with any transaction, agreement, business relationship, and/or business opportunity between the Company Group and any customer or potential customer of the Company. For purposes of this Agreement, “Protected Customer” means any person or entity who was or is a customer or potential customer of the Company Group at any time during Executive’s employment with the Company Group and (i) with whom Executive dealt on behalf of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Executive; (iii) about whom Executive obtained Confidential Information as a result of Executive’s association with the Company Group; (iv) to whom Executive provided services or (v) who received products or services the sale or provision of which resulted in compensation, commissions or earnings for Executive.

11. Return of Documents. All apparatus, computers, computer files and media, data, documents, drawings, engineering log books, equipment, inventor notebooks, programs, prototypes, records, samples, equipment and other information and physical property, whether or not pertaining to Confidential Information, furnished to Executive by the Company Group, or produced by Executive or others in connection with Executive’s employment with the Company Group, shall be and remain the sole property of the Company. In the event of Executive’s termination of employment hereunder for any reason, or upon the Company’s request during Executive’s employment with the Company, Executive shall deliver to the Company, or destroy, as requested by the Company, (and will not keep in Executive’s possession, recreate, or deliver to anyone else) any and all Confidential Information and all other documents, materials, information, and property developed by Executive pursuant to Executive’s employment hereunder or otherwise belonging to the Company Group.

12. Independence; Severability; Blue Pencil. Each of the rights enumerated in Sections 7-11 shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to the Company at law or in equity. If any of the provisions of this Agreement or any part of any of them is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of this Agreement, which shall be given full effect without regard to the invalid portions. If any of the covenants contained herein are held to be invalid or unenforceable because of the duration of such provisions or the area or scope covered thereby, each of the Company and Executive agree that the court making such determination shall have the power to reduce the duration, scope, and/or area of such provision to the maximum and/or broadest duration, scope, and/or area permissible by law, and in its reduced form said provision shall then be enforceable.

13. Injunctive Relief. Executive expressly acknowledges that any breach or threatened breach of any of the terms and/or conditions set forth in this Agreement will result in substantial, continuing, and irreparable injury to the Company and that monetary damages will be inadequate to compensate the Company for such breach. Therefore, Executive hereby agrees that, in the event of a breach or threatened breach by Executive of this Agreement, the Company, in addition to and not in limitation of any other rights, remedies or damages available to the Company at law or in equity, shall be entitled to a temporary restraining order, preliminary injunction and/or permanent injunction, without the necessity of posting of a bond, in order to prevent or to restrain any such breach by Executive, or by any or all of Executive’s partners, employers, employees, contractors, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with Executive. Neither party waives the right to seek, from a court of competent jurisdiction, such injunctive relief in cases in which such injunctive relief would otherwise be authorized by law. The prevailing party in any legal action relating to or arising out of this Agreement shall be entitled to recover its reasonable attorneys’ fees and costs. Notwithstanding any other provision to the contrary, Executive acknowledges and agrees that the Restricted Period shall be tolled during any period of violation of any of the covenants in this Agreement and during any other period required for litigation during which the Company or any other member of the Company seeks to enforce such covenants against Executive if it is ultimately determined that Executive was in breach of such covenants.

14. Representations and Covenants of Executive; Advice ofCounsel.

(a) Executive Authority to Enter into Agreement. Executive hereby represents and warrants that (i) Executive has the full right, authority and capacity to enter into this Agreement and to perform Executive’s obligations hereunder, (ii) the execution of this Agreement and the performance of his or her obligations hereunder will not breach or be in conflict with any other agreement to which Executive is a party or is bound and (iii) Executive is not now subject to any covenants against competition or similar covenants, any court order or other legal obligation, or other agreement that would affect the performance of his or her obligations hereunder or would otherwise conflict with, prevent or restrict the full performance of Executive’s duties and obligations to the Company hereunder during or after the Employment Term. Executive covenants that he or she will not disclose or use on behalf of the Company any proprietary information of a third party without such party’s consent.

(b) Executive Advised to Consult Counsel. Prior to execution of this Agreement, Executive was advised by the Company of Executive’s right to seek independent advice from an attorney of Executive’s own selection regarding this Agreement. Executive acknowledges that Executive has entered into this Agreement knowingly and voluntarily and with full knowledge and understanding of the provisions of this Agreement after being given the opportunity to consult with counsel. Executive further represents that in entering into this Agreement, Executive is not relying on any statements or representations made by the Company Group’s members, managers, directors, officers, executives or agents which are not expressly set forth herein, and that Executive is relying only upon Executive’s own judgment and any advice provided by Executive’s attorney.

15. Payments Subject to Withholding. All payments and benefits made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

16. Assignment. Neither the Company nor Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of Executive in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into, any entity, or transfer all or substantially all of its properties or assets to any entity. No one other than a party to this Agreement other than a member of the Company Group may enforce any of its terms.

17. Assumption by Any Surviving Company. If Executive’s employment is terminated at any time by reason of any reconstruction or amalgamation of the Company whether by winding up or otherwise, and Executive is offered employment with any concern or undertaking involved in or resulting from the reconstruction or amalgamation on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this Agreement, Executive shall have no claim against the Company or any such undertaking arising out of or connected with the termination.

18. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

19. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

20. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with affirmative confirmation of receipt, if sent by email, (c) one (1) business day after being sent, if sent by reputable, internationally recognized overnight courier service or (d) three (3) business days after the date of mailing by registered or certified mail (prepaid and return receipt requested), in any case, to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Company:

Gorilla Technology Group Inc.

Attn: Hee-Won Choi, Global Head of People & Human Resources
Meridien House,

42 Upper Berkeley Street,

Marble Arch, London, UK W1H 5QJ

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
Attn: Matthew Oresman, Esq.

1200 Seventeenth Street NW
Washington, DC 20036

Email: matthew.oresman@pillsburylaw.com

If to Executive:

Jayesh “Jay” Chandan

At the address on the Company’s records.

Such addresses listed above may be changed from time to time by either party by providing written notice to the other in the manner set forth above.

21. Miscellaneous.

(a) Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by an expressly authorized representative of the Company.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of Executive’s employment.

(c) Survival of Provisions. Those provisions and obligations of this Agreement which are intended to survive shall survive notwithstanding termination of Executive’s employment.

(d) Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

(e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

(f) Governing Law; Venue. This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales. Each party agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation.

(g) Collective Agreement. There is no collective agreement which directly affects the employment.

(h) Data. The Company will collect and process information relating to Executive in accordance with any privacy notice applicable to employees.

(i) Company Rules and Procedures. Executive is subject to the Company’s disciplinary rules and procedure and the Company’s grievance procedure. Executive may contact, Hee-Won Choi, should he or she require a copy. These rules and procedures do not form part of Executive’s contract of employment.

(j) Training. Executive may be required to undertake such training as the Company may reasonably require during Executive’s employment.

[Signature Page Follows]

Executed as a deed by Gorilla Technology Group Inc. acting by
[NAME OF DIRECTOR], a director, in the presence of:

/s/ Ruth Kelly
[SIGNATURE OF DIRECTOR]
Ruth Kelly
Director

/s/ Daphne Huang
[SIGNATURE OF WITNESS]
Daphne Huang
105 Croyden Ct
Albertson, NY 11507, USA
Occupation: Chief Financial Officer
/s/ Jayesh Chandan
Signed as a deed by Jayesh “Jay” Chandan in the presence of:	[SIGNATURE OF EMPLOYEE]

/s/ Parvinder Jayesh
[SIGNATURE OF WITNESS]
Parvinder Jayesh
16, Sandycroft Road, Little Chalfont
Amersham – HP66QN, United Kingdom
Occupation – Marketing Director

EXHIBIT A

General Release and Covenant Not to Sue

TO ALL WHOM THESE PRESENTS SHALL COME OR MAY CONCERN, KNOW THAT:

1. Jayesh “Jay” Chandan (“Executive”), on Executive’s own behalf and on behalf of Executive’s descendants, dependents, heirs, executors and administrators and permitted assigns, past and present, in consideration for the amounts payable and benefits to be provided to Executive under that Employment Agreement, dated as of 22 April, 2023 (the “Employment Agreement”), by and between Executive and Gorilla Technology Group Inc. (“Company”), does hereby covenant not to sue or pursue any litigation or arbitration against, and waives, releases and discharges the Company and its respective assigns, affiliates, subsidiaries, parents, predecessors and successors, and the past and present employees, officers, directors, representatives and agents of any of them (collectively, the “Releasees”), from any and all legally waivable claims, demands, rights, judgments, defenses, actions, charges or causes of action whatsoever, of any and every kind and description, whether known or unknown, accrued or not accrued, that Executive ever had, now has or shall or may have or assert as of the date of this General Release and Covenant Not to Sue (this “Release”) against the Releasees relating to his or her employment with the Company or the termination thereof, or his or her service as an officer or director of the Company or of any subsidiary or affiliate of the Company, or the termination of such service, including, without limiting the generality of the foregoing, any claims, demands, rights, judgments, defenses, actions, charges or causes of action related to employment or termination of employment or that arise out of or relate in any way to the law of England and Wales and any local law relating to discrimination or harassment on the basis of age, sex or other protected class, wages and hours, or leave from work, and all claims under the law of England and Wales and any local laws for express or implied breach of contract (including any claim regarding an entitlement to an equity award pursuant to Section 4(b) of the Employment Agreement other than in respect of awards that have not yet been settled), wrongful discharge, defamation, intentional infliction of emotional distress, and any related claims for attorneys’ fees and costs; provided, however, that nothing herein shall release the Company from (a) its obligation to pay the amounts, and provide the benefits, upon which this Release is conditioned, (b) any rights Executive may have to indemnification under any law, charter, or by-laws (or similar documents) of, or any agreement with, any member of the Releasees, (c) any right or claim of contribution Executive may have with respect to any third-party claim, (d) any insurance coverage under any directors’ and officers’ insurance or similar policies, (e) vested benefits accrued under any of the Company’s or any affiliate’s benefit plans, or (f) expenses to be reimbursed by the Company or any affiliate to Executive pursuant to the terms of the Company’s expense reimbursement policy. In addition, nothing in this Release shall constitute a waiver or release by Executive of (i) any rights or claims arising after the date Executive executes this Release, or (ii) Executive’s right to file an application for an award for original information submitted pursuant to Section 21F of the Securities Exchange Act of 1934, as amended. In addition, this Release does not cover any claims that cannot be waived at law, and Executive is not releasing herein any rights to file a charge with any governmental administrative agency. Executive is, however, waiving any right to reinstatement should any governmental administrative agency pursue any claims on Executive’s behalf.

2. Executive further agrees that this Release may be pleaded as a full defense to any action, suit or other proceeding covered by the terms hereof that is or may be initiated, prosecuted or maintained by Executive or Executive’s heirs or assigns.

3. This Release shall be governed by and construed in accordance with the law of England and Wales. Any dispute arising out of or related to this Release which is not arbitrated will be litigated exclusively in the courts located within fifty (50) miles of Executive’s principal place of work for the Company, and the parties hereby consent and submit to the jurisdiction and venue of such courts.

4. Executive acknowledges and agrees that Executive has entered this Release voluntarily, knowingly and willingly and has had ample opportunity to consider the terms and provisions of this Release.

IN WITNESS WHEREOF, the undersigned has caused this General Release and Covenant Not to Sue to be executed on this 22 day of April, 2023.

/s/ Jayesh Chandan
Jayesh “Jay” Chandan

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